August 24, 2018

Re:      OBITX, Inc.

Amendment No. 3 to Registration Statement on Form S-1 Filed July 23, 2018

File No. 333-222978

To Whom It May Concern:

We have reviewed your letter received on August 22, 2018, and spoken with Thomas G. Amon concerning the telephonic notes, and our responses are listed below along with the filing of Amendment #4 to Registration Statement on Form S-1.

General

1.       We note your response to prior comment 1. Please file your agreements with ICOMethod, LLC, a related party, as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K..

A copy of the ICO Method, LLC and Obitx, Inc., agreement has been attached to the Amended Filing.

Added to Exhibit No.:

10.14   Agreement between ICO Method, LLC and OBITX, Inc.

2.      Your response to prior comment 2 indicates that it is your "inevitable intent" to accept digital assets as compensation for services rendered. Please also disclose whether you plan to hold digital assets for investment.

We have included the statement that we have no intention to hold digital assets for investments.

Added to Questions and Answers About Spin-Off:

Question: What are the reasons for the Spin-Off?

•   Our near-term goals for our business include the expansion of our marketing and consulting services supporting clients who have developed Digital Assets and further expansion into the cryptocurrency markets. Achieving these goals will likely require acquisitions or mergers funded, in part, with capital raises and strategic alliances with other companies, that will enhance our online software capabilities and intellectual property rights.  We currently do not intend to issue our own cryptocurrency, nor do we intend to conduct our own initial coin offering.  Our goal is to obtain premium dollars for services in consulting business administration and marketing services by focusing on clients in the cryptocurrency markets.   During the next 12-month period it is our goal to expand our services in the early stages of the Digital Assets and Cryptocurrency industries.  We currently have no plans to accept any specific cryptocurrencies as payment for services; however, it is our intent to do so in the future.  Furthermore, it is not our intent to hold digital assets for investments. We have not targeted any companies for acquisition and have no specific plan concerning identified capital requirements to achieve these goals.  We do believe that pursuing such growth opportunities will be greatly facilitated with a capital structure that is tailored to the Company’s needs, separate from those of MCIG.

3. You disclose that you purchased 25 digital currency ATMs in December 2017 and that you accepted 10 digital currency ATMs from KrypNetwork in exchange for payment of an account receivable in May 2018. Further, we note the statement in mCig’s January 17, 2018 press release that you have “made plans to deploy” these ATMs and that such activity will bring “additional revenues and profits.” Please describe the nature, design, and status of these ATMs as well as how you will generate revenue from them. In this regard, you should identify the digital assets that may be purchased or sold on these ATMs. Also, disclose whether you will provide custodial services and whether this business will be subject to federal and state regulations that apply to money transmitters. Refer to Item 101(h)(4) of Regulation S-K. File any agreements with KrypNetwork as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Finally, provide us with a detailed explanation as to why you believe this business does not involve activities that may require you to register as a broker under Section 15(b) of the Exchange Act.

We will not be moving forward with this line of business.  We are in the process of reselling the ATMs. As we will not be providing these services, there is no reason to discuss why we are not required to register as a broker.  None of business activity requires us to register as a broker.

We have included the following statements:

Plan of Operations

We will continue to provide advertising, marketing, brand development to clients in multiple industries including those companies that may own Digital Assets.  The Company will review each client, seek legal counsel review, review the listing on a registered national securities exchange or alternate trading platform, and consider regulatory requirements, prior to providing services and accepting payment in the form of a Digital Asset or cryptocurrency.  We will not make any determinations considering the classification of Digital Assets or Cryptocurrencies of our clients.  Not all Digital Assets are considered cryptocurrencies and may be securities or other type of assets.  Currently we own no Digital Assets or cryptocurrencies. Our software will be utilized to grow our database of potential end-users to promote and advertise our clients. We will continue to provide consulting services in the development of marketing strategies for our clients.  While we currently own 35 ATM machines, it is our intent to liquidate these assets, as the operation of ATM machines is not currently part of our short term or long term strategic goals.

Note 10.  Subsequent Events

In May 2018 the company accepted 10 Krytp ATM’s in exchange for payment of the $108,196 Account Receivable with Kryp Network LLC, which has ceased operations.  We intend to liquidate the 35 ATM machines in our possession at this time.

Added to Exhibit No.:

10.15	Krypt Network ATM Purchase Agreement No.1
10.16	Krypt Network ATM Purchase Agreement No.2
10.17	Krypt Network ATM Purchase Agreement No.3

4. Please revise the Net Income amount disclosed on page 48 of $690,533 as it does not agree to your actual net income of $688,735.

We updated the Net Income:

Net Income

Our net income for the period ended January 31, 2018, was $688,735.

5. Please revise to disclose the accounting treatment for your newly issued warrants. Refer to guidance in ASC 505-10-50-3

We have updated Note 10. Warrants to include the following paragraph in compliance with ASC 505-10-50-3:

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6.        We note your statement on page F-10 that you adopted ASU 2014-09 during fiscal year 2017. However, we also note in your Form S-1 Amendment filed on March 23, 2018 that you intended to adopt ASC 606 effective February 1, 2018 (first quarter of fiscal year 2019). It does not appear your disclosures herein comply with the guidance in ASC 606. Please revise to clarify when you adopted this standard, and include all disclosures required by ASC 606. Further, revise the statement on page F-10 that ASU 2015-08 relates to recognition from contracts with customers, as that ASU pertains to business combinations.

On November 1, 2017 the Company issued 7 warrants to officers, directors, and investors for the purchase of up to 3,000,000 shares of common stock at $1.00 per share.   The warrants expire on November 1, 2022 at 5:00 PM Eastern Standard Time.  The warrants contain participation rights to any registration statement filed by the Company. The Holder shall not be entitled to exercise their Warrant when the number of shares exercised by the Warrant Holder would cause the Holder to exceed 4.99% of the total outstanding common stock

We have replaced the Recent Accounting Pronouncement for 2014-09 and 2015-08 with the following paragraph as part of our audited annual statements:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard further requires new disclosures about contracts with customers, including the significant judgments the company has made when applying the guidance. We will adopt the new standard effective February 1, 2018, using the modified retrospective transition method. We finalized our analysis and the adoption of this guidance will not have a material impact on our financial statements and our internal controls over financial reporting.

We further updated the quarterly financial statement notes to reflect the implementation of ASC 606. The Revenue Recognition has be replaced in its entirety with the following:

On February 1, 2018, we adopted Topic 606, using the modified retrospective transition method applied to those contracts which were not completed as of February 1, 2018. Results for reporting periods beginning after February 1, 2018 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting. The impact of adopting the new revenue standard was not material to our financial statements and there was no adjustment to beginning retained earnings on February 1, 2018.

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

             •  identification of the contract, or contracts, with a customer;

             •  identification of the performance obligations in the contract;

             •  determination of the transaction price;

             •  allocation of the transaction price to the performance obligations in the contract; and

             •  recognition of revenue when, or as, we satisfy a performance obligation.

7. Telephonic points of emphasis on specific changes that needed to be included in the Form S-1 amended filing.

The following changes were made to the Form S-1:

We clarified we are registering the underlying shares of common stock, not the warrants in the initial summary:

In addition, the Company is registering 2,500,000 shares of the Company’s common stock belonging to two shareholders and 3,000,000 underling common shares for the warrants to purchase the Company’s common stock at $1.00 per share to six management personnel and shareholders with greater than 10% ownership of the Company. (See Selling Shareholders)

Added the footnote of beneficial ownership in Prospectus:

Warrant No.	Issue Date	Warrant Holder	Shares	Purchase
1	11/1/2017	Alex Mardikian	250,000	1.000
2	11/1/2007	Brandy Craig	250,000	1.000
3	11/1/2017	Carl G. Hawkins	250,000	1.000
4	11/1/2017	Andrus Nomm	250,000	1.000
5	11/1/2017	Paul Rosenberg	500,000	1.000
6	11/1/2017	(2) Epic Industry Corp	500,000	1.000
7	11/1/2017	(1) APO Holdings, LLC	1,000,000	1.000
		Total	3,000,000

(1)    Michael Pollastro, a California resident, is the beneficial owner of APO Holdings, LLC, a Nevada limited liability company.

(2)    Michael Hawkins, our former CFO and Florida resident, is the sole beneficial owner of Epic Industry Corp, a Florida Corporation.

We added the Footnote to the Security Ownership and added MCIG to beneficial owners of more than 5%:

Title of Class	Name and Address of Beneficial Owner	Shares Owned	Shares Exercisable within 60 days	Amount and nature of beneficial ownership	Percent of Class
Common	APO Holdings, LLC (1)	1,500,000	1,000,000	2,500,000	29.55%
Common	Paul Rosenberg (2)	3,000,000	500,000	3,500,000	41.37%
Common	Epic Industry Corp (3)	250,000	500,000	750,000	8.87%
Common	MCIG, Inc.	500,000	-	500,000	5.91%

(1)    Michael Pollastro, a California resident, is the beneficial owner of APO Holdings, LLC, a Nevada limited liability company.

(2)    Paul Rosenberg is the sole member of the Board of Directors.  The total shares owned consists of 2,500,000 in the name of Paul Rosenberg and 500,000 shares in the name of Fintech Labs, LLC, a Delaware limited liability company in which Mr. Rosenberg is a beneficial owner and managing member.

(3)  Michael Hawkins, our former CFO and Florida resident, is the sole beneficial owner of Epic Industry Corp, a Florida Corporation

We added a column to separate the shares owned and the underlying shares of the warrants:

Name of Shareholder		Number of Shares of Common Stock Owned Prior to Offering	Number of Shares of Underlying Common Stock for Warrants	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (1)	Number of Shares of Common Stock Owned After Offering(2)	Percentage of Common Stock Beneficially Owned After Offering
Selling Shareholders
APO Holdings, LLC	3	1,500,000	1,000,000	2,500,000	-	0.00%
Paul Rosenberg	4	3,000,000	500,000	1,500,000	2,000,000	17.73%
Epic Industry, LLC	5	250,000	500,000	500,000	250,000	2.96%
Carl G. Hawkins	6	50,000	250,000	250,000	50,000	0.59%
Alex Mardikian	7	50,000	250,000	250,000	50,000	0.59%
Brandy Craig	8	50,000	250,000	250,000	50,000	0.59%
Andrus Nomm		50,000	250,000	250,000	50,000	0.59%
Total		4,950,000	3,000,000	5,500,000	2,450,000
Distributed Shares
MCIG		510,000	-	402,811	107,189	1.27%
Total Shares		5,460,000	3,000,000	5,902,811	2,557,189

(1)	The maximum number of shares of common stock to be sold assumes all warrants are exercised.
(2) (3) (4) (5) (6) (7) (8)

The number of shares of common stock owned after the offering assumes that all warrants are exercised and subsequently sold.

On November 1, 2017 APO Holding, LLC became a shareholder with greater than 10% ownership.

Paul Rosenberg has served as a member of the Company’s Board of Directors since inception.

Epic Industry, LLC is owned by Michael Hawkins who served as the Company’s CFO through October 31, 2017.

Carl G. Hawkins serves as the Company’s corporate counsel.

Alex Mardikian has served as the Company’s CEO since inception.

Brandy Craig has served as the Company’s CFO since November 1, 2017.

You may contact Thomas G. Amon, at (212) 810-2430 or Carl Hawkins, at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Alex Mardikian

Chief Executive Officer

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